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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1*)

                        SPLASH TECHNOLOGY HOLDINGS, INC.
                            (Name of Subject Company)

                        SPLASH TECHNOLOGY HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    848623104
                      (CUSIP Number of Class of Securities)

                              KEVIN M. MACGILLIVRAY
                             CHIEF EXECUTIVE OFFICER
                        SPLASH TECHNOLOGY HOLDINGS, INC.
                               555 DEL REY AVENUE
                               SUNNYVALE, CA 94085

                                 (408) 328-6300

           (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of the Person Filing Statement)

                                 with a copy to:


                              KURT J. BERNEY, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                           PALO ALTO, CALIFORNIA 94304



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/ / check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

* Constituting the final amendment to this Schedule 14D-9.


     This Amendment No. 1, the final amendment to the Solicitation/ Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed on September 14, 2000 by Splash Technology Holdings, Inc. (the "Company") relating to a tender offer by Vancouver Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Electronics For Imaging, Inc. ("EFI"), disclosed in a tender offer statement on Schedule TO dated September 14, 2000 to purchase all outstanding shares of common stock of the Company (the "Shares") at a price of $10.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2000 and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION.

     A copy of the joint press release, dated October 11, 2000, issued by EFI and the Company announcing the expiration of the Offer is attached hereto as
Exhibit 8 and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit 8 Joint Press Release, dated October 11, 2000, issued by the Company and EFI.


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                                    SIGNATURE

AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                             By: /s/ Kevin Macgillivray
                                                 -------------------------
                                             Name: Kevin Macgillivray
                                             Title: Chief Executive Officer



October 11, 2000


                                  EXHIBIT INDEX



EXHIBIT NO.    DESCRIPTION OF EXHIBIT

8              Joint Press Release, dated October 11, 2000, issued by the
               Company and EFI.


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